FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of June 2005
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2460
Fax +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293

NORILSK NICKEL TO JOIN GOLD FIELDS' BOARD

Johannesburg, June 2, 2005. Gold Fields Limited (GFI: JSE and NYSE) is pleased to announce that MMC Norilsk Nickel has accepted Gold Fields' invitation to nominate two non-executive directors to the board of Gold Fields. The names of the two new directors will be announced in due course.

Moscow based Norilsk Nickel is Gold Fields' largest shareholder with a 20.3% stake in the Company.

Gold Fields' Chief Executive Officer, Ian Cockerill, said:

"We are delighted to have Norilsk Nickel on board and we look forward to working with them to grow the value of our company to the benefit of all Gold Fields' shareholders. We have a common vision of turning Gold Fields into the leading gold company in the world."

- ends -

ENQUIRIES:

Willie Jacobsz, Telephone +27 11 644 2460
williej@goldfields.co.za

Cheryl Martin, Telephone +303 796 8683
camartin@gfexpl.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 2 June 2005

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs